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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2008



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No X
        ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------





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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the distribution of interim dividend.
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                        (PETROCHINA COMPANY LIMITED LOGO)

                           PETROCHINA COMPANY LIMITED

               (a joint stock limited company incorporated in the
               People's Republic of China with limited liability)
                                (STOCK CODE: 857)
                            DIVIDEND AND DISTRIBUTION

Reference is made to the 2008 Interim Results Announcement of PetroChina Company Limited (the "COMPANY") dated August 27, 2008 whereby the board of directors of the Company (the "BOARD") declared an interim dividend of RMB0.131827 per share (inclusive of tax). Holders of H shares whose names are on the Company's H share register of members on September 18, 2008 will be entitled to receive the interim dividend.

In accordance with the relevant provisions of the articles of association of the Company, dividends payable to the Company's equity holders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated at the rate of HK$1.00 equals to RMB0.87685 which was the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividends by the Board on August 27, 2008. Accordingly, the dividends payable for each H share of the Company will be HK$0.150342 (inclusive of tax).

According to the Law on Corporate Income Tax of the People's Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing the interim dividend to non-resident enterprise shareholders as appearing on the H share register of members of the Company. Any shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax.

In order to determine the list of holders of H shares who are entitled to receive the interim dividend for the period ended June 30, 2008, the Company's register of members of H shares will be closed from September 11, 2008 (Thursday) to September 18, 2008 (Thursday) (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividends, holders of H shares whose transfers have not been registered must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on September 10, 2008 (Wednesday). The address of the transfer office of Hong Kong Registrars Limited is Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Investors should read this announcement carefully. The Company will withhold for payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the H share register of members on the Record Date. The Company will owe no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate

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determination of, the status of the shareholders or any disputes over the mechanism of withholding.




                                                       By order of the Board
                                                    PETROCHINA COMPANY LIMITED
                                                             LI HUAIQI
                                                      Secretary to the Board


Beijing, the PRC

9 September 2008

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.




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                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              PetroChina Company Limited



Dated: September 12, 2008                     By:    /s/ Li Huaiqi
                                                     --------------------------
                                              Name:  Li Huaiqi
                                              Title: Company Secretary